FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a–16 OR 15d–16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Commission File Number: 001-33178

MELCO RESORTS & ENTERTAINMENT LIMITED

36th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20–F or Form 40–F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b): 82– N/A

Changes in Registrant’s Certifying Accountant

On July 17, 2017, the board of directors of Melco Resorts & Entertainment Limited (the “Company”) approved the appointment of Ernst & Young (“Ernst & Young”) and dismissed Deloitte Touche Tohmatsu (“Deloitte”) as the Company’s independent registered public accounting firm, effective July 17, 2017. The change of the Company’s independent registered public accounting firm was recommended by the audit and risk committee (the “Audit Committee”) of the board of directors and made after the completion of a periodic tendering process conducted in accordance with the charter of the Audit Committee. The decision was not made due to any disagreements with Deloitte. In addition, Ernst & Young will also replace Deloitte as the independent accountants of Melco Resorts Finance Limited, Studio City Finance Limited and Studio City Investments Limited.

Deloitte’s audit reports on the Company’s consolidated financial statements as of December 31, 2016 and 2015 and for each of the years ended December 31, 2016, 2015 and 2014 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. The audit reports of Deloitte on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016 and 2015 did not contain an adverse opinion, nor were they qualified or modified.

During each of the years ended December 31, 2016, 2015 and 2014 and the subsequent interim period through July 16, 2017, neither the Company nor anyone on behalf of the Company has consulted with Ernst & Young regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Ernst & Young concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issues, (ii) any matter that was the subject of disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable events pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MELCO RESORTS & ENTERTAINMENT LIMITED

By:	/s/ Geoffrey Davis
Name:	Geoffrey Davis, CFA
Title:	Chief Financial Officer

Date: July 24, 2017

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